Exhibit 99.3

FORM 51-101F3

REPORT OF

MANAGEMENT AND DIRECTORS

ON OIL AND GAS DISCLOSURE

This is the form referred to in item 3 of section 2.1 of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101").

1.

Terms to which a meaning is ascribed in NI 51-101 have the same meaning in this form.1

2.

The report referred to in item 3 of section 2.1 of NI 51-101 must in all material respects be as follows:

Report of Management and Directors

on Reserves Data and Other Information

Management of Arris Resources Inc  (the "Company") are responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2008 estimated using forecast prices and costs.

The board of directors of the Company has reviewed the assets, data and position of the Company as of December 31, 2008 and has determined that, as of the last day of the Company’s most recently completed financial year, the Company had no reserves.

An independent qualified reserves evaluator has not been retained to evaluate the Company’s reserves data as the Company has no reserves as of the last day of the Company’s most recently completed financial year and no report of an independent qualified reserves evaluator will be disclosed by the Company for the period from December 31, 2007 to December 31, 2008.

The board of directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management of the Company.

________________________

1 For the convenience of readers, CSA Staff Notice 51-324 Glossary to NI 51-101 Standards of Disclosure for Oil and Gas Activities sets out the meanings of terms that are printed in italics in sections 1 and 2 of this Form or in NI 51-101, Form 51-101F1, Form 51-101F2 or Companion Policy 51-101CP.

The board of directors has approved

(a)

the content and filing with securities regulatory authorities of Form 51-101F1 containing information detailing the Company’s oil and gas activities;

(b)

the Company not filing form 51-101F2, which is the report of the independent qualified reserves evaluator on reserves data because the Company has no reserves; and

(c)

the content and filing of this report.

Because reserves data are based on judgments regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.  Therefore, based on information available at December 31, 2008 board of directors of the Company has determined that the Company had no reserves at that time.

 “Lucky Janda”

Lucky Janda President & Chief Executive Officer

“Harpreet Janda”

Harpreet Janda Director & Chief Financial Officer

“Parmjeet Johal”

Parmjeet Johal Director

“Sandeep Poonia”

Sandeep Poonia Director

April 30, 2009